[redacted]

SECUR 11023559 SION

SEC Mail Processing Section

NOV 2 2 2011

Washington, DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Highway, Suite 215
(No. and Street)

Tampa, Florida 33618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Cole (813) 264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A., CPA'S
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King Jr. Blvd. Plant City, FL 33563
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

GEORGE G. HARRINGTON, JR.
MY COMMISSION # EE 041483
EXPIRES: December 2, 2014
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

TABLE OF CONTENTS

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2011 and 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 21, 2011

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2011 AND 2010

ASSETS

	2011	2010
ASSETS		
Cash	$ 3,035,717	$ 2,571,353
Investments	-	255,036
Receivables:		
Clearing agent	70,246	107,510
Commissions	442,097	152,679
Notes & other	109,854	85,445
Property & equipment, net of accumulated depreciation	51,211	57,854
Federal income tax receivable	24,931	150,093
Deferred tax asset	75,702	44,293
Prepaid expenses	16,391	3,897
Intangible Asset	5,000	-
Deposits	288,522	211,310
Total Assets	$ 4,119,671	$ 3,639,470

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
LIABILITIES		
Accounts payable	$ 20,362	$ 14,093
Accrued expenses:		
Commissions & wages	1,514,484	840,709
Profit sharing	161,270	-
Other accrued expenses	327,589	255,356
Total Liabilities	2,023,705	1,110,158
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 522 shares outstanding.	1,250	1,250
Class B: Non-voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 14 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(4,359,155)	(4,359,155)
Retained earnings	6,200,161	6,633,507
Total Shareholders' Equity	2,095,966	2,529,312
Total Liabilities and Shareholders' Equity	$ 4,119,671	$ 3,639,470

See accompanying auditors' report and notes to the financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 2,479,161	$ 2,038,783
Investment company shares	1,727,758	1,425,530
Insurance products	2,139,504	1,713,560
Municipal bonds	1,718,399	1,640,270
Other commissions	4,759,603	3,980,696
Investment advisory fees	816,940	688,454
Firm trading and investment gains	93,671	142,228
Dividend and interest income	411,031	419,777
Due diligence & other income	735,195	524,682
Total income	14,881,262	12,573,980
EXPENSES:		
Representatives' commissions and overrides	11,882,739	9,940,533
Clearing charges	395,522	367,792
Salaries and employee benefits	1,682,996	649,001
Communications expense	62,542	67,510
Occupancy and equipment costs	169,728	175,070
Other operating expenses	428,586	1,229,705
Depreciation and amortization	13,565	12,310
Taxes other than income	110,060	87,691
Total expenses	14,745,738	12,529,612
Income before provision for income taxes	135,524	44,368
Income tax expense	68,870	7,488
Net Income	$ 66,654	$ 36,880

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2009	$ 2,500	$ 252,460	$ (2,296,127)	$ 6,596,627
Purchase of treasury stock	-	-	(2,063,028)	-
Net income for the year ended September 30, 2010	-	-	-	36,880
Balance at September 30, 2010	$ 2,500	$ 252,460	$ (4,359,155)	$ 6,633,507
Dividends Declared	-	-	-	(500,000)
Net income for the year ended September 30, 2011	-	-	-	66,654
Balance at September 30, 2011	$ 2,500	$ 252,460	$ (4,359,155)	$ 6,200,161

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 66,654	$ 36,880
Adjustments to reconcile net income:		
Depreciation and amortization	13,565	12,310
Loss (gain) on sale of assets	4,402	-
(Increase) decrease in:		
Investments	255,036	863,946
Clearing agent receivable	37,265	(35,005)
Commissions receivable	(289,418)	35,904
Other receivables	(24,409)	(85,445)
Securities for sale	-	3,867
Income tax receivable	125,162	(150,093)
Deferred tax asset	(31,409)	49,716
Prepaid expenses	(12,494)	18,073
Deposits	(77,212)	(2,572)
Increase (decrease) in:		
Accounts payable	6,270	(17,804)
Income tax payable	-	(9,017)
Other accrued expenses	907,278	40,899
Net cash (used for) provided by operating activities	980,690	761,659
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(11,326)	(18,936)
Purchase of intangible asset	(5,000)	(18,936)
Net cash provided (used) by investing activities	(16,326)	(37,872)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(500,000)	-
Purchase of treasury stock	-	(2,063,028)
Net cash provided by (used in) financing activities	(500,000)	(2,063,028)
Increase (decrease) in cash and cash equivalents	464,364	(1,339,241)
Cash and cash equivalents - beginning of the year	2,571,353	3,891,658
Cash and cash equivalents - end of the year	$ 3,035,717	$ 2,571,353

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2011		2010	
Cash paid/(received) during the year for:				
Income taxes - net	$	(23,529)	$	116,882
Interest	$	0	$	0

See accompanying auditors' report and notes to financial statements

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2011, there was restricted cash of $1,210,784 and no restricted investments held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2011 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. At September 30, 2011, the company held no trading securities. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized Gain (Loss)
2011	$ -	$ -	$ -
2010	$ 246,640	$ 255,036	$ 8,396

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2011 and September 30, 2010 no inventory was held.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2011	2010
Equipment	$ 103,229	$ 242,334
Furniture	52,676	54,177
Improvements	8,293	8,293
Accumulated depreciation	(112,987)	(246,950)
	$ 51,211	$ 57,854

See accompanying auditors' report.

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2011 and 2010, amounts due the company under the agreements were $47,300 and $55,100 respectively. The company is also holding a forgivable note receivable in the amount of $20,000 related to the purchase of customer list assets from Choice Investments.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2011	2010
Clearing agent deposits	$ 275,008	$ 200,008
Regulatory deposit	5,065	2,802
Rent	7,500	7,500
Other	949	1,000
Total	$ 288,522	$ 211,310

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $161,270 for 2011 represent the lesser of the maximum contribution allowed or 11% of participant compensation. No contributions were made for 2010.

NOTE 10: INCOME TAXES

At September 30, 2011 and 2010, the financial statements reflected income taxes currently receivable in the amount of $24,931 and $150,093 respectively, and a deferred tax asset in the amount of $75,702 and $44,293, respectively. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

		2011	
	Federal	State	Total
Current expense (benefit)	$ 36,333	$ 63,946	$ 100,279
Deferred expense (benefit)	(31,409)	-	(31,409)
Income tax expense (benefit)	$ 4,924	$ 63,946	$ 68,870

NOTE 10: INCOME TAXES CONTINUED

	2010		
	Federal	State	Total
Current expense (benefit)	$ (18,051)	$ 2,500	$ (15,551)
Deferred expense (benefit)	23,039	-	23,039
Income tax expense (benefit)	$ 4,988	$ 2,500	$ 7,488

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. The lease expires in April 2012. Rent expense under the lease totaled $165,829 and $169,512 for 2011 and 2010, respectively. At September 30, 2011 the aggregate liability remaining under the lease for 2012 is $84,694.

At September 30, 2011, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $225,751. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $225,751 under the caption "other accrued expenses".

At September 30, 2011 customer margin balances totaled $5,031,624. As of October 31, 2011 customer margin balances totaled $4,901,084.

NOTE 12: TREASURY STOCK

At September 30, 2011 and September 30, 2010, treasury stock consisted of 728 shares of class A and 1,236 shares of class B redeemed by the Company at a total cost of $4,359,155.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc., and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $1,776,159, representing an excess over required net capital of $1,526,159. The ratio of aggregate indebtedness to net capital was 114% and 53% at September 30, 2011 and 2010, respectively.

NOTE 16: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

NOTE 17: CHANGE IN OWNERSHIP

On May 24, 2011, Aatria LLC, a Florida Limited Liability Company, acquired ten percent of the issued and outstanding shares of stock from existing owners. Subsequent to the fiscal year end, on October 1, 2011, Aatria LLC acquired an additional ten percent of the issued and outstanding shares.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
Ownership equity	$ 2,529,312	$ 2,492,432
Net income (loss)	66,654	36,880
Dividends	(500,000)	-
Adjusted net worth	2,095,966	2,529,312
Subordinated loans	-	-
Total available capital	2,095,966	2,529,312
Non-allowable assets	(319,807)	(400,462)
Tentative net capital	1,776,159	2,128,850
Less haircuts:		
Stock/warrants	-	5
Federal, State, and Municipal securities	-	15,350
Total haircuts	-	15,355
Net capital	1,776,159	2,113,495
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,526,159	$ 1,863,495
Aggregate indebtedness	$ 2,023,705	$ 1,110,158
Ratio of aggregate indebtedness to net capital	114%	53%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2011

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2011

Net capital per FOCUS report	$ 1,803,338
Net statement of financial condition impact of audit adjustments	(54,343)
Net statement of operations impact of audit adjustments	27,164
Net capital per supplementary schedule	$ 1,776,159

See independent auditors' report.

REQUIRED REPORTS

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 21, 2011

N

W E

S

Business Navigation

Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2011, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 21, 2011

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010